BRANDON J. CAGE
Assistant Vice President, Counsel
Law Department
Phone: 949-219-3943
Fax: 949-219-6952
Brandon.Cage@pacificlife.com
September 28, 2011
Deborah D. Skeens
Senior Counsel
Office of Insurance Products
Division of Investment Management
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549-0506

Re:	Separate Account A of Pacific Life Insurance Company Initial Registration Statement on Form N-4 (Pacific Destinations O-Series) File Nos. 333-175279, 811-08946

Separate Account A of Pacific Life & Annuity Company Initial Registration Statement on Form N-4 (Pacific Destinations O-Series) File Nos. 333-175280, 811-09203
Dear Ms. Skeens:
On behalf of Pacific Life Insurance Company (“Pacific Life”), Separate Account A of Pacific Life (811-08946), Pacific Life & Annuity Company (“PLA”) and Separate Account A of PLA (811-09203) (hereinafter collectively referred to as “Registrants”), set forth below are responses to Staff comments dated August 19, 2011, in connection with the above referenced Registration Statements on Form N-4, filed July 1, 2011. Our responses apply to both Registration Statements unless otherwise indicated. The page number references below are based on Pacific Destinations O-Series for Pacific Life, File No. 333-175279.
Staff Comments: General Comments.
1. Please confirm that all missing information, including the name of the independent auditors and all exhibits, will be filed by a pre-effective amendment to the registration statement.
Response: We hereby confirm that any missing information will be included and filed via a pre-effective amendment to the registration statement.
2. Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as that associated with the EDGAR class identifier.

Ms. Skeens
September 28, 2011

Response: We hereby confirm that the prospectus name (Destinations O-Series) will continue to be the same as that associated with the EDGAR class identifier.
3. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.
Response: We hereby confirm that there are no third party support agreements; the company is primarily responsible for paying out any guarantees associated with this policy.
4. Receipt of requests “in proper form ”: In several places, the prospectus conditions obligations under the Contract on receipt of documents “in proper form.’ (For example, see the Overview discussion of the Death Benefit at p. 5; “Purchasing Your Contract” at p. 15; “When Your Purchase Payment is Effective” at p. 19: “Transfers and Market timing Restrictions” at p. 20; “Choosing Your Annuity Date” at p. 27; and the Death Benefits section at p. 30). However, the prospectus does not explain what a Contract Owner must do to satisfy this requirement. Please provide additional disclosure to clarify this important requirement where it appears in the prospectus. Alternatively, please define this term in the Glossary.
5. Receipt of requests “in a form satisfactory to us ”: Similarly, the prospectus frequently conditions obligations under the Contract on receipt of documents ‘in a form satisfactory to us at our Service Center.” (See, for example, pp. 5,6,36,40,41,45 51, and 63.) If this requirement is identical to receipt of documents “in proper form,” please revise the disclosure to use either one term or the other for consistency. In addition, if all documents must be received at the Service Center, please revise the prospectus to reflect this requirement consistently.
Response to 4 and 5:
Throughout the prospectus, we replaced references to “in proper form” and “satisfactory to us” with a capitalized “In Proper Form”. We added In Proper Form to the Terms Used in This Prospectus section and included the service center reference in the definition for consistency. We added the following In Proper Form definition:
In Proper Form — This is the standard we apply when we determine whether an instruction is satisfactory to us. An instruction (in writing or by other means that we accept (e.g. via telephone or electronic submission)) is considered to be in proper form if it is received at our Service Center in a manner that is satisfactory to us, such that it is sufficiently complete and clear so that we do not have to exercise any discretion to follow the instruction, including any information and supporting legal documentation necessary to effect the transaction. Any forms that we provide will identify any necessary supporting documentation. We may, in our sole discretion, determine whether any particular transaction request is in proper form, and we reserve the right to change or waive any in proper form requirements at any time.
6. “Premium Based Charge”: Although this is a defined term, it is not uniformly capitalized in the prospectus and the Statement of Additional Information (“SAI”). (See, e.g., p, 70 of the prospectus and pp. 1-3 of the SAI) Please ensure that this term is capitalized wherever it appears in the prospectus and SAI
Response: We made all references to Premium Based Charge uniform; they all appear in title case.
Staff Comment: Cover Page.

Ms. Skeens
September 28, 2011

7. SEC disclaimer. Please revise the SEC disclaimer to be consistent with the rule 481(b)(1).
Response: We modified the disclosure so it states the following:
“You should be aware that the Securities and Exchange Commission (SEC) has not approved or disapproved of the securities or passed upon the accuracy or adequacy of the disclosure in this Prospectus. Any representation to the contrary is a criminal offense.”
Staff Comments: Overview.
8. Basics (p. 3): The fifth paragraph of this section states that the Contract allows you to invest money on a tax-deferred basis, and the sixth paragraph further states that a Non-Qualified Contract is purchased with “after-tax dollars.” As a Qualified Contract can also be purchased with “after-tax dollars” (through Roth-style investment vehicles), please revise the disclosure accordingly. Please make corresponding changes throughout the prospectus.
Response: To avoid any confusion, we removed the second sentence of that paragraph.
9. Corelncome Advantage Plus (Single) (p. 6): Please confirm supplementally whether this Rider is still called “Guaranteed Withdrawal Benefit VII Rider” in Riders attached to this Contract. Please do the same for the other optional living benefit riders offered under the Contract (i.e., CoreIncome Advantage Plus (Joint) and Automatic Income Builder (with respect to the name “Guaranteed Withdrawal Benefit III-B Rider”)).
Response: We hereby confirm that the rider names (e.g. Guaranteed Withdrawal Benefit VII Rider) are accurate.
10. Fees and Expenses/Contract Transaction Expenses (p. 8):
a. In the Withdrawal Charge Schedule, please clarify what the withdrawal charge is a percentage of (i.e., amounts withdrawn).
Response: We added the following disclosure above the schedule [new disclosure underlined for your reference]:
“Withdrawal Charge Schedule (as a percentage of Purchase Payments withdrawn)...”
b. Please disclose in footnote 3 that the withdrawal charge is imposed for seven years following each Purchase Payment.
Response: We modified the first sentence of footnote 3 as follows [new disclosure is underlined for your reference]:
“Each Purchase Payment is subject to this charge over a 7 year period and the charge is deducted on a quarterly basis.”
11. Fees and Expenses/Contract Transaction Expenses (p. 9): With respect to footnote 1 to this table, please specify the circumstances under which the withdrawal charge may be waived or reduced. See Item 6(c) of Form N-4. If the circumstances referred to in this

Ms. Skeens
September 28, 2011

footnote are the same as those described in the Charges, Fees and Deductions section, please so state and include a cross-reference to that section here.
Response: The situations where a withdrawal charge may or may not apply are numerous and are fully disclosed elsewhere in the prospectus. However, to provide clarification, we modified the cross references in the footnote to be more specific and provide better direction. We replaced the footnote with the following:
“The withdrawal charge may or may not apply or may be reduced under certain circumstances. The withdrawal charge amount depends on the total amount of Purchase Payments made into your Contract and how long each Purchase Payment is held under your Contract. For situations where a withdrawal charge may not apply, see CHARGES, FEES AND DEDUCTIONS and see WITHDRAWALS — Withdrawals Free of a Withdrawal Charge for situations where the withdrawal charge amount may be reduced.”
12. Fees and Expenses/Total Annual Fund Operating Expenses (pp. 10-11):
a. The last paragraph on page 10 refers to a contractual fee waiver that is to remain in effect until at least April 30, 2012. Please remove the second row of expenses from the fee table as the contractual waivers described in the footnote do not extend for one year from the effectiveness date of the registration statement. See Instruction 3(e) to Item 3 of Form N-1A. Alternatively, if it is not possible for the Registrant to confirm that the contractual waivers described in the footnote will remain effective for the required period, please remove the reference to the date and bold the last sentence in this footnote.
Response: The last paragraph was modified as follows:
“...The range of expenses in the second row above includes the effect of Fund waiver and/or expense reimbursement arrangements that are in effect. The waiver and/or reimbursement arrangements vary in length. There can be no assurance that Fund expense waivers or reimbursements will be extended beyond their current terms as outlined in each Fund prospectus, and they may not cover certain expenses such as extraordinary expenses. See each Fund prospectus for complete information regarding annual operating expenses and any waivers or reimbursements in effect for a particular Fund.”
b. With respect to the first sentence of the footnote to the Expense Example on page 11, please explain supplementally if the minimum and maximum expenses are different from what is shown in the range of total annual portfolio operating expenses shown on page 10.
Response: The minimum and maximum fund expenses used for the expense examples are the same expense percentages, before any waivers, that are indicated in the Total Annual Fund Operating Expenses (0.28% and 1.74%) subsection.
Staff Comment: Your Investment Options.
13. Your Fixed Option (p. 15): The prospectus states that you “may only allocate Purchase Payments,” without specifying to what fixed option the allocations are to be made, and without noting what may not be allocated to such fixed option. Please clarify in the disclosure the types of allocations that are permitted, and further clarify that the sentence refers to allocations to the DCA Plus Fixed Option.

Ms. Skeens
September 28, 2011

Response: We modified the “Your Fixed Option” paragraph as follows [new disclosure is underlined for your reference]:
“The DCA Plus Fixed Option offers you a guaranteed minimum interest rate on amounts that you allocate to this option. You may only allocate Purchase Payments to the DCA Plus Fixed Option (you cannot make transfers from other Investment Options to the DCA Plus Fixed Option) and you may choose a Guarantee Term of up to 24 months, depending on what Guarantee Terms we offer. Please contact us for the Guarantee Terms currently available. Any amount allocated to this option will be transferred monthly (over the Guarantee Term) to one or more of the Variable Investment Option(s) you selected. Amounts you allocate to this option, and your earnings credited are held in our General Account. For more detailed information about this option, see THE GENERAL ACCOUNT.”
Staff Comments: Purchasing Your Contract.
14. Making Additional Purchase Payments (p. 16): The prospectus discloses that if a Contract is in a closed status, any residual Purchase Payments received that are less than a specified value would be donated to the Pacific Life Foundation.
a. Please explain supplementally your legal basis and any precedent for this conversion of Contract Owner money.
b. Please explain supplementally the circumstances under which you might deem it necessary to increase the $10 threshold.
c. Please confirm supplementally that the state insurance regulators have approved the donation of Contract Owner money.
d. Please describe supplementally the Pacific Life Foundation.
e. Please describe supplementally how frequently this situation occurs.
Response to a through e:
The Pacific Life Foundation is a 501(c)(3) exempt private foundation that awards grants to non-profit organizations that award grants to programs that improve the quality of life and health of those in need (e.g. homeless, senior citizens, youth, working poor, victims of domestic violence and individuals with chronic diseases or specific unmet health needs). The Pacific Life Foundation also provides funding for education (K-12 schools), preservation of the environment, and the protection of marine mammals in addition to other programs.
The administrative procedure applies to variable annuity contracts that are in closed status as disclosed in the prospectus. For the first two quarters of 2011 (January through June) one check in the amount of 32 cents was received for a contract in closed status.
We do not receive residual purchase payments directly from contract owners. Generally, the checks are for amounts significantly less than our stated ten dollar threshold and are sent to us from third parties. They are issued to the insurance company, rather than to the former contract owner. For this reason, we cannot simply forward the checks directly to former contract owners. If we attempt to return the checks to the third party issuers, they generally refuse to accept the checks and return the checks to us.

Ms. Skeens
September 28, 2011

Thus, our only alternative is to deposit any residual purchase payment checks into our account and reissue replacement checks payable to the former contract owners.
This process is administratively burdensome and costly, particularly in light of the very small check amounts. It is more likely than not that the former contract owners who receive these checks will not deposit them, leaving the checks outstanding in our corporate records and on our administrative systems. In addition, because all of these residual payment checks relate to closed contracts, the contact information we have on file may be incorrect, resulting in their return to us as undeliverable. Taking all of these facts into consideration, we initiated the administrative process of donating the small amounts to the Pacific Life Foundation.
We believe that ten dollars is a reasonable threshold amount for this process. We do not reasonably foresee a need to increase the ten dollar threshold amount, but we did add such disclosure to give us flexibility to change the threshold amount in the future (which could result in a lower threshold amount). As of this writing, we have not sought state regulatory approval for this administrative process.
Staff Comments: Charges, Fees and Deductions.
15. Withdrawal Charge (p. 22): This comment relates to the paragraph immediately following the sixth bullet point, beginning “The waiver of withdrawal charges applies only to withdrawals made while the Owner or Annuitant is in a nursing home.” Please clarify that this paragraph applies only to the waiver of withdrawal charges for medical reasons.
Response: To provide clarification, we indented the subsequent paragraph and bullet points so they appear under the nursing home waiver bullet point. In addition, we modified the first sentence of the first indented paragraph as follows:
“The nursing home waiver applies only to withdrawals made while the Owner or Annuitant is in a nursing home or within 90 days after the Owner or Annuitant leaves the nursing home.”
16. How the Withdrawal Charge is Determined (pp. 22-23): Please disclose what the withdrawal charge is a percentage of. In addition, if the withdrawal charge is assessed against loans, please state this explicitly.
Response: The withdrawal charge is not assessed against loans taken from the contract. We added the following disclosure to the first paragraph of the How the Withdrawal Charge is Determined subsection:
“The withdrawal charge is a percentage of the Purchase Payment withdrawn.”
17. Premium Based Charge (p.24):
a. In the first sentence of the last paragraph of this section, the prospectus states that “Purchase Payments are not reduced by withdrawals taken from the Contract.” It is unclear what this statement is intended to mean. For example, it may mean that Purchase Payments are not reduced by prior withdrawals taken from the Contract for purposes of determining the breakpoint. Alternatively, it may mean that the Contract Owner may be required to keep paying Premium Based Charges on Purchase Payments that have been withdrawn. Please revise this sentence to more clearly describe how Premium Based Charges are calculated.

Ms. Skeens
September 28, 2011

Response: For clarity, we modified the paragraph as follows [new disclosure is underlined for your reference]:
“For purposes of calculating the charge, a Purchase Payment is the amount of the Purchase Payment before we deduct any applicable fees, charges or taxes. Once the Premium Based Charge amount is determined for a particular Purchase Payment, it is fixed for the seven year period and will not change if withdrawals are taken from the Contract. The charge is deducted from your Investment Options...”
b. If the Premium Based Charge does not take into account withdrawals, please confirm supplementally that such a charge structure complies with rule 6c-8 under the Investment Company Act of 1940.
Response: We hereby confirm that the charge structure complies with Rule 6c-8 under the Investment Company Act of 1940.
c. Please disclose the purpose of the Premium Based Charge as required by Item 6(a) of Form N-4.
Response: We added the following disclosure to the first paragraph:
“This charge is intended to reimburse us for expenses related to Contract sales and distribution.”
d. As to amounts that are withdrawn, please clarify whether such withdrawals are taken on a First-in First-out basis. Also, please clarify how earnings operate with respect to the Premium Based Charge. Please provide an example showing how Premium Based Charges would be applied with respect to withdrawals and earnings and, if added to the Appendix, include a cross-reference to that example in this section.
Response: Since the Premium Based Charge is based on Purchase Payments that each have their own 7 year schedule, the timing of first in or last-in is not relevant (unlike a contingent deferred sales charge) to the operation or calculation of the charge. The Premium Based Charge only applies to Purchase Payments made into the contract (as opposed to contract value) and is not affected by partial withdrawals or earnings.
We respectfully decline to add additional disclosure concerning earnings, timing of first-in or last-in, or an example regarding earnings and withdrawals. We believe the disclosure is clear that the charge only applies to Purchase Payments. In addition, our response to 17(a) clarifies the relationship between withdrawals and the Premium Based Charge.
e. In addition, please provide an example showing how Premium Based Charges would be applied with respect to partial annuitization of a Contract and, if added to the Appendix, include a cross-reference to that example in this section.
Response: We respectfully decline to add additional disclosure regarding the affect of partial annuitization on the Premium Based Charge. Currently, we do not allow partial annuitization; the annuitization section does state that partial annuitization may not be available. The Premium Based Charge ceases when the contract is annuitized (the Annuity

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September 28, 2011

Date).
18. Optional Rider Charges (p. 25): After the last sentence in the last paragraph prior to the Annual Charge Percentage Table, please include a cross-reference for the defined terms used in this section (e.g., “Protected Payment Base,” “Step-Up/Reset,” “Automatic Reset,” etc.), similar to the cross-references used in the Overview at pp. 6-7.
Response: We added the following sentence to the last paragraph:
“You can find more information about Protected Payment Base, Step-Up/Reset, Automatic Reset and Owner-Elected Reset for each applicable rider in the OTHER OPTIONAL RIDERS section.”
19. Premium Taxes (pp. 25-26): The last paragraph of this section states that you may charge the Separate Account or the Owner’s Contract Value for premium taxes attributable to the Separate Account or the Contract. Please explain how these charges would be applied, For example, would charges to the Separate Account for such taxes be applied to each Owner’s Contract Value proportionately, or by some other measure?
Response: We currently do not impose such charges. However, any deduction from the contract value would be done proportionately across all investment options. In addition, any deduction at the separate account level is outlined in another area of the prospectus that reflects how the subaccount unit values are calculated in a step by step process.
To provide clarity, we added a cross reference for the existing subaccount unit value calculation disclosure and added disclosure concerning the contract value deduction method. We modified the last paragraph as follows [new disclosure is underlined for your reference]:
“We may also charge the Separate Account or your Contract Value for taxes attributable to the Separate Account or the Contract, including income taxes attributable to the Separate Account or to our operations with respect to the Contract, or taxes attributable, directly or indirectly, to Purchase Payments. Any such charge deducted from the Contract Value will be deducted on a proportionate basis. See HOW YOUR PURCHASE PAYMENTS ARE ALLOCATED — Investing in Variable Investment Options — Calculating Subaccount Unit Values to see how such charges are deducted from the Separate Account. Currently we do not impose any such charges.”
Staff Comment: Death Benefits.
20. Stepped-Up Death Benefit (pp. 32-33): In the sections discussing the three optional living benefits riders, the prospectus states that each of these riders has no effect on the death benefit calculation under the Stepped-Up Death Benefit. (See pp. 39, 44, and 49.) Please include similar disclosure in this section.
Response: We added the following paragraph to the Stepped-Up Death Benefit section:
“If you purchase a living benefit rider, the Death Benefit Amount Adjustment features under those riders do not affect the death benefit calculation under this rider. See OTHER OPTIONAL RIDERS.”

Ms. Skeens
September 28, 2011

Staff Comment: Withdrawals.
21. Right to Cancel (p. 36)(Pacific Life Insurance prospectus only): In the first sentence of the first paragraph on this page, the prospectus states that “the amount returned may be different than as otherwise described above [with respect to returned Contract Value or Purchase Payments].” Please explain supplementally what is contemplated by this disclosure. For example, are there other amounts that may be returned to an investor?
Response: There are no additional amounts other than Contract Value or Return of Premium (Purchase Payments) for cancellations. However, some states treat replacement business different than non-replacement business regarding what is returned to the owner. For example, a state may be a return of premium state for non-replacement business and cash value for replacement business. To provide clarification, we modified the first sentence as follows:
“For replacement business, the Free Look period may be extended and the amount returned (Purchase Payment versus Contract Value) may be different than for non-replacement business. Please consult with your financial advisor if you have any questions regarding your state’s Free Look period and the amount of any refund.”
Staff Comments: Other Optional Riders.
22. Please consider further emphasizing the headings of each section describing the three optional living benefit riders (by using larger type, etc.) in order to more clearly separate the disclosure for each rider.
Response: We will take that into consideration for our annual prospectus update.
23. Investment Allocation Requirements (pp. 36-37): Please disclose that the purpose of the investment restrictions is to reduce the volatility in investment performance and that such reduced volatility may in turn reduce the returns on investments. In addition, please disclose that the investment restrictions may reduce the likelihood that Pacific Life Insurance Company might have to make payments under the optional riders.
Response: We added the following disclosure to this section:
“Asset allocation does not guarantee future results, ensure a profit, or protect against losses. The investment allocation requirements may reduce overall volatility in investment performance, may reduce investment returns, and may reduce the likelihood that we will be required to make payments under the optional living benefit riders.”
24. Definitions (general comment) (pp. 38; 42-43; and 47): Please include definitions for the terms “Automatic Reset,” “Owner-Elected Reset,” and “RMD Withdrawal” in the subsection entitled “Rider Terms,” rather than later in the disclosure, as these terms are used in the sections immediately following this subsection. In addition, please capitalize the term “RMD Withdrawal” on pages 39, 44, and 49 as it is a defined term.
Response: We respectfully decline to add specific definitions of those terms. To have a complete and accurate definition, the entire Required Minimum Distributions and Reset of Protected Payment Base subsections would have to be restated in the Rider Terms subsection causing undue redundancy given the close proximity of the disclosure. However, we did add the

Ms. Skeens
September 28, 2011

following disclosure at the end of the Rider Terms subsection that will direct the reader to the appropriate subsections for more information regarding those terms:
“You will find information about an RMD Withdrawal in the Required Minimum Distributions subsection and information about Automatic Resets and Owner-Elected Resets in the Reset of Protected Payment Base subsection below.”
In addition, we also capitalized RMD Withdrawal where appropriate.
25. Termination (pp. 42, 47, 52): At the end of the bullet points discussing automatic termination of each of the three specific optional living benefit riders, the prospectus states that “The Rider and the Contract will not terminate the day the Contract Value is zero and you begin taking pre-authorized withdrawals of the Protected Payment Amount.” Since one of the bullet points above this sentence states that the Rider will terminate “the day the Contract Value is reduced to zero if the older Owner...is younger than age 59 1/2”, this statement is confusing. Please explain more clearly under what circumstances the Rider and the Contract will not terminate if the Contract Value is zero (i.e., in the case of an Owner/Annuitant who is older than age 59 1/2 where the withdrawal does not exceed the Protected Payment amount).
Response: The situations that arise when the Contract Value reaches zero and does not terminate the rider are outlined in the Depletion of Contract Value; and when the Remaining Protected Balance reaches zero and does not terminate the Rider is outlined in the Depletion of Remaining Protected Balance subsections. To alleviate any potential confusion, and to not repeat the same information that is in those subsections, we modified the applicable paragraphs (and made the disclosure bold) under the bullets in the Termination subsection with the following:
For Riders that only have the Depletion of Contact Value subsection:
“See the Depletion of Contract Value subsection for situations where the Rider will not terminate when the Contract Value is reduced to zero.”
For Riders that have both Depletion of Contract Value and Depletion of Remaining Protected Balance subsections:
“See the Depletion of Contract Value subsection for situations where the Rider will not terminate when the Contract Value is reduced to zero and see the Depletion of Remaining Protected Balance subsection for situations where the Rider will not terminate when the Remaining Protected Balance is reduced to zero.”
26. Automatic Income Builder (p. 48): The prospectus states in the last sentence of the second to last paragraph on this page that if a withdrawal is taken, the withdrawal percentage cannot be increased, even with a Reset. Please clarify that you are referring to the 0.10% increase, and not the withdrawal percentage increase that comes with entering a new age band.
Response: We modified the last sentence of that paragraph as follows [new disclosure is underlined for your reference]:
“However, once a withdrawal is taken (including an RMD Withdrawal), regardless of the Owner’s age when the withdrawal is taken, no further 0.10% increase in the withdrawal percentage will be available and eligibility for the 0.10% increase cannot be reinstated with a

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September 28, 2011

Reset.”
Staff Comment: The General Account.
27. DCA Plus Fixed Option (p. 70): In the third bullet point at the top of the page, the prospectus states that the DCA Plus Fixed Option Value is increased by any additions to the Option as a result of “any additional amounts [i.e., in addition to allocated Purchase Payments] allocated to the DCA Plus Fixed Option.” Since transfers from Investment Options are not permitted to be allocated to the DCA Plus Fixed Option, please explain supplementally what types of “additional amounts” could be allocated to this Option.
Response: Currently, there are no “additional amounts” allocated to the DCA Plus Fixed Option other than interest and Purchase Payments. However to maintain consistency with the contract which contains that provision and to provide flexibility should additional amounts be added in the future, we included the disclosure in the prospectus.
Staff Comment: Appendix A.
28. Example #11 (p. 83): Please remove the column entitled “Annual Credit” from the chart in this Example, as this rider does not include an Annual Credit.
Response: We removed the Annual Credit column; thank you for bringing this to our attention.
Staff Comment: Powers of Attorney.
29. Please provide powers of attorney that relate specifically to this registration statement as required by rule 483(b) of the Securities Act of 1933. This means that each power of attorney must either (a) specifically list the 1933 Act registration number of the initial filing, or (b) specifically name the contract whose prospectus and/or SAI is being registered.
Response: We will include updated powers of attorney in the next pre-effective amendment.
Staff Comment: Tandy Representations.
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Registrant and its management are in possession of all facts relating to the Registrant’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
Notwithstanding our comments, in the event the Registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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September 28, 2011

•	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Response: We will make the appropriate acknowledgements when a request for acceleration is made.
I believe that the foregoing is responsive to the SEC Staff’s comments. If you have any questions, please call me at (949) 219-3943. Thank you.

Sincerely,
/s/ BRANDON J. CAGE

Brandon J. Cage